Mail Stop 6010

January 15, 2009

Carl A. Pelzel
President and Chief Executive Officer
Depomed, Inc.
1360 O'Brien Drive
Menlo Park, California 94025

> **Re:    Depomed, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 31, 2008**
> **File No. 333-156539**

Dear Mr. Pelzel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that there are outstanding comments on your December 31, 2007 Form 10-K. We further note that you filed a response letter on December 24, 2008. Your responses are under review. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all comments on your Form 10-K have been cleared.

2. It appears that you are relying on Instruction I.B.6. to Form S-3 to register this transaction. You may use I.B.6 to register shares to be issued pursuant to an equity line agreement only if the number of shares issuable under the equity line agreement is no more than one-third of your public float at the time the equity line agreement was executed. Please provide us with an analysis supporting your determination that the number of shares issuable under the equity line agreement

does not exceed one-third of the public float at the time the agreement was executed. Your analysis should include the number of shares that were outstanding when the agreement was executed, the number of shares that were held by affiliates at the time the agreement was executed and the market price at the time the agreement was executed. Alternatively, provide us with an analysis supporting your determination that you are eligible to register a primary offering using Instruction I.B.1. Please refer to recently released Compliance and Disclosure Interpretations for Securities Act, Section 5 Question 139.21.

\* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

　　　　We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

　　　　We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

　　　　Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any questions.

　　　　　　　　　　　　　　　　　　　Sincerely,


　　　　　　　　　　　　　　　　　　　Jeffrey P. Riedler
　　　　　　　　　　　　　　　　　　　Assistant Director


cc:　　Kyle Guse
　　　　K. Amar Murugan
　　　　McDermott Will & Emery LLP
　　　　3150 Porter Drive
　　　　Palo Alto, California 94304
　　　　Fax: 650 813 5100